FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of August 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X|  Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

                                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Grohe Holding GmbH
                                                     (Registrant)


29 August 2003                              By: /s/ Michael Grimm
                                                ---------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


29 August 2003                              By: /s/ Heiner Henke
                                                ---------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

GROHE HOLDING GMBH, HEMER


Interim Financial Information
June 30, 2003 and 2002

GROHE HOLDING GMBH, HEMER


Interim Financial Information
June 30, 2003 and 2002



TABLE OF CONTENTS

Forward-looking Statements..................................................................................iii
Unaudited Interim Consolidated Financial Statements...........................................................1
         Unaudited Consolidated Statements of Operations......................................................2
         Consolidated Balance Sheets..........................................................................3
         Unaudited Consolidated Statements of Changes in Shareholders' Equity.................................5
         Unaudited Consolidated Statements of Cash Flows......................................................6
         Notes to the Unaudited Interim Consolidated Financial Statements.....................................7
Operating and Financial Review and Prospects.................................................................26
Quantitative and Qualitative Disclosure about Market Risk....................................................41
Calculations of Consolidated EBITDA as defined in the Indenture..............................................49

FORWARD-LOOKING STATEMENTS

THIS REPORT INCLUDES FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS REPORT, INCLUDING THE STATEMENTS UNDER THE HEADINGS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK" AND ELSEWHERE IN THIS INTERIM REPORT REGARDING OUR FINANCIAL CONDITION OR PLANS TO INCREASE REVENUES AND STATEMENTS REGARDING OTHER FUTURE EVENTS OR PROSPECTS, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "MAY", "WILL", "EXPECT", "ANTICIPATE", "BELIEVE", "FUTURE", "AIM", "CONTINUE", "HELP", "ESTIMATE", "PLAN", "INTEND", "SHOULD", "SHALL" OR THE NEGATIVE OR OTHER VARIATIONS OF THEM AS WELL AS OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACT, ARE OR MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON MANAGEMENT'S CURRENT VIEW WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE VIEWS REFLECT THE BEST JUDGMENT OF OUR EXECUTIVES BUT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PREDICTED IN OUR FORWARD-LOOKING STATEMENTS AND FROM PAST RESULTS, PERFORMANCE OR ACHIEVEMENTS. ALTHOUGH WE BELIEVE THAT THE ESTIMATES AND PROJECTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, SUCH ESTIMATES AND PROJECTIONS MAY PROVE TO BE INCORRECT, AND OUR ACTUAL RESULTS MAY DIFFER FROM THOSE DESCRIBED IN OUR FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION AND CHANGES IN RAW MATERIAL PRICES.

WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED IN THIS REPORT AND IN OUR ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2002. AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

GROHE HOLDING GMBH, HEMER


Unaudited Interim Consolidated Financial Statements
June 30, 2003 and 2002

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)


                                                      Three months ended June 30,         Six months ended June 30,
                                                    --------------------------------- ----------------------------------
                                            NOTE         2003             2002              2003             2002
                                           -------- ---------------- ---------------- ----------------------------------
Sales                                                   216,449          230,646           454,261          470,348
Cost of sales                                          (119,466)        (130,938)         (252,965)        (264,273)
                                                    ---------------- ---------------- ----------------------------------

Gross profit                                             96,983           99,708           201,296          206,075

Selling, general and administrative
    expenses                                            (56,243)         (59,425)         (113,683)        (115,956)
Research and development                                 (6,122)          (5,584)          (12,456)         (11,085)
Amortization of tradename                                (4,841)          (4,835)           (9,679)          (9,671)
                                                    ---------------- ---------------- ----------------------------------

Operating income                                         29,777           29,864            65,478           69,363

Interest income                                             581              867             1,274            1,386
Interest expense                                        (16,300)         (17,560)          (38,966)         (35,598)
Income from equity method investees                           2               24                46               15
Financial income (loss) from derivatives      3          (9,534)          18,894           (10,518)          20,204
Other income and expense, net                 4         (13,757)          (6,623)          (13,553)          (5,801)
                                                    ---------------- ---------------- ----------------------------------
Income (loss) before income taxes and
    minority interests                                   (9,231)          25,466             3,761           49,569

Income tax expense                                      (11,533)         (10,558)          (16,467)         (20,600)
                                                    ---------------- ---------------- ----------------------------------

Income (loss) before minority interests                 (20,764)          14,908           (12,706)          28,969

Minority interests                                         (254)            (207)             (460)            (394)
                                                    ---------------- ---------------- ----------------------------------

Net income (loss)                                       (21,018)           14,701          (13,166)          28,575
                                                    ================ ================ ==================================

   The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                                  June 30,         December 31,
                                                                                    2003               2002
                                                                     NOTE       (unaudited)
                                                                    --------  -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                                     40,608             71,299
     Restricted cash                                                               39,271             31,274

     Accounts receivable
       Trade accounts receivable less allowance for
           doubtful accounts of EUR6,753 and EUR6,455
           at June 30, 2003 and December 31, 2002,
           respectively                                                           175,899            143,203
       Due from equity method investees                                             2,517              1,810
                                                                              -----------------  -----------------
                                                                                  178,416            145,013
                                                                              -----------------  -----------------

     Inventories                                                       5          107,385            108,195
     Deferred income taxes                                                          8,465              5,146
     Prepaid expenses                                                               2,475              1,498
     Other current assets                                                          34,797             33,050

                                                                              -----------------  -----------------
         Total current assets                                                     411,417            395,475
                                                                              -----------------  -----------------


     Investments in equity method investees                                           785              1,510
     Deferred income taxes                                                          1,549              1,329
     Other noncurrent assets                                                       25,281             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                                      127,006            129,162
       Equipment and machinery, net                                                23,016             28,309
       Other factory and office equipment, net                                     43,577             48,274
       Advances and construction in process                                        15,222             13,261
                                                                              -----------------  -----------------
                                                                                  208,821            219,006
                                                                              -----------------  -----------------


     Intangible assets                                                 6
       Tradename, net                                                             217,645            226,817
       Software and other intangible assets, net                                   13,107             11,226
       Intangible pension asset                                                       186                202
                                                                              -----------------  -----------------
                                                                                  230,938            238,245
                                                                              -----------------  -----------------
     Goodwill, net                                                     7          443,129            445,011
                                                                              -----------------  -----------------
         Total assets                                                           1,321,920          1,322,897
                                                                              =================  =================

   The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)


                                                                                June 30,         December 31,
                                                                                  2003              2002
                                                                   NOTE       (unaudited)

                                                                 ---------  -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                  8             23,394              73,184
     Current maturities of capital leases                                            483                 656
     Short-term debt to banks                                                      2,905               4,054

     Trade accounts payable                                                       19,688              34,599
     Current tax liabilities                                                      16,586              16,780
     Other accrued expenses and current liabilities                 9            146,729             142,910

                                                                            -----------------  ------------------
       Total current liabilities                                                 209,785             272,183
                                                                            -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                        8            539,764             279,954
     Long-term debt to related parties                              8             51,389             133,148
     Long-term debt to shareholders                                 8             15,263              39,526
     Bonds payable                                                               200,000             200,000
     Capital leases                                                                  329                 518
     Pension and similar obligations                                             156,809             152,400
     Other accrued expenses and noncurrent liabilities                            17,749              16,435
     Deferred income taxes                                                        38,661              75,297
                                                                            -----------------  ------------------
       Total noncurrent liabilities                                            1,019,964             897,278
                                                                            -----------------  ------------------

   Commitments and contingencies                                    10

   Minority interests in consolidated subsidiaries                                 1,674               2,068

   Shareholders' equity
     Share capital                                                                51,374              51,374
     Additional paid in capital, net of subscription
        receivable of EUR283 at June 30, 2003
        and December 31, 2002, respectively                                      117,173             163,204
     Deferred compensation                                                        (1,299)             (1,788)
     Accumulated deficit                                                         (70,676)            (57,510)
     Accumulated other comprehensive loss                                         (6,075)             (3,912)
                                                                            -----------------  ------------------
       Total shareholders' equity                                                 90,497             151,368
                                                                            -----------------  ------------------
         Total liabilities and shareholders' equity                            1,321,920           1,322,897
                                                                            =================  ==================

   The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)


                                                                                                       Accumulated other
                                                                                                       comprehensive loss
                                                                                               -----------------------------------
                                                                                                Foreign    Deferred
                                                              Additional Deferred               currency     gain       Minimum
                                                      Share    paid in    compen-  Accumulated translation on hedge     pension
                                             NOTE    capital   capital    sation     deficit   adjustment  contracts   liability
                                           --------------------------------------------------------------------------------------
Balance at December 31, 2002                         51,374    163,204    (1,788)   (57,510)    (3,429)          0        (483)
                                                    -----------------------------------------------------------------------------

   Amortization of deferred compensation                                     277
      Comprehensive income (loss):
       Net income                                                                     7,852
       Foreign currency translation
          adjustment                                                                            (4,045)
       Cash flow hedges                                                                                      3,481
       Minimum pension liability adjustment                                                                                  8
          Total comprehensive income

                                                    -----------------------------------------------------------------------------
Balance at March 31, 2003                            51,374    163,204    (1,511)   (49,658)    (7,474)      3,481        (475)
                                                    -----------------------------------------------------------------------------

   Partial repayment of long-term debt to
      related parties and shareholders         8               (46,031)
   Amortization of deferred compensation                                     212
   Comprehensive income (loss):
    Net (loss)                                                                      (21,018)
    Foreign currency translation adjustment                                                     (3,314)
    Cash flow hedges                                                                                         1,699
    Minimum pension liability adjustment                                                                                     8

       Total comprehensive loss
                                                    -----------------------------------------------------------------------------

Balance at June 30, 2003                             51,374    117,173    (1,299)   (70,676)   (10,788)      5,180        (467)
                                                    =============================================================================

                                               Total
                                           shareholders'
                                               equity
                                           ---------------
Balance at December 31, 2002                   151,368
                                           ---------------

   Amortization of deferred compensation           277
      Comprehensive income (loss):
       Net income                                7,852
       Foreign currency translation
          adjustment                            (4,045)
       Cash flow hedges                          3,481
       Minimum pension liability adjustment          8
                                           ---------------
          Total comprehensive income             7,296
                                           ---------------
Balance at March 31, 2003                      158,941
                                           ---------------

   Partial repayment of long-term debt to
      related parties and shareholders         (46,031)
   Amortization of deferred compensation           212
   Comprehensive income (loss):
    Net (loss)                                 (21,018)
    Foreign currency translation adjustment     (3,314)
    Cash flow hedges                             1,699
    Minimum pension liability adjustment             8
                                           ---------------
       Total comprehensive loss                (22,625)
                                           ---------------

Balance at June 30, 2003                        90,497
                                           ===============

   The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)


                                                                             Six months ended June 30,
                                                                          --------------------------------
                                                                   NOTE        2003             2002
                                                                  ------- ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                          (13,166)          28,575
   Minority interests in income of subsidiaries                                   460              394
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation of fixed assets                                          17,316           25,831
         Amortization of tradename                                              9,679            9,671
         Amortization of software and other intangibles                         2,104            2,034
         Deferred income taxes                                                 (2,277)           3,101
         Income from equity method investees                                      (46)             (15)
         Noncash compensation                                                     489                0
         Loss (gain) from disposal of long-lived assets, net                       99             (149)
         Expenses related to the refinancing of loans from
            related parties and shareholders                                   14,685                0
         Loss on sale of property and equipment to related
            party                                                                   0              530
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties                              6,846            8,905
            Derivative financial instruments                                   16,008          (19,279)
            Accounts receivable                                               (35,320)         (32,295)
            Inventories                                                        (1,106)             602
            Prepaid expenses and other assets                                  10,502            4,927
            Accounts payable                                                  (14,911)          (8,092)
            Pension and similar obligations                                     4,606            4,603
            Other accrued expenses and liabilities                             (5,114)          13,578
                                                                          ---------------  ---------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                   10,854           42,921
                                                                          ---------------  ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment                            (8,297)          (8,127)
         Proceeds from sale of property, plant and equipment                      203            2,272
         Purchases of intangible assets                                        (4,502)          (2,013)
         Purchases of shares from minorities                                   (2,886)            (203)
         Dividends received from equity method investees                          771              398
                                                                          ---------------  ---------------
  NET CASH USED FOR INVESTING ACTIVITIES                                      (14,711)          (7,673)
                                                                          ---------------  ---------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Increase in restricted cash                                           (7,997)         (19,735)
         Decrease in short-term debt to banks                                    (851)               0
         Proceeds from issuance of long-term debt to banks          8         550,000                0
         Payments on long-term debt to related parties and
             shareholders                                           8        (200,000)               0
         Principal payments on long-term debt to banks              8        (340,118)          (5,012)
         Refinancing charges                                        8         (28,443)               0
         Other                                                                    897               (8)
                                                                          ---------------  ---------------
   NET CASH USED FOR FINANCING ACTIVITIES                                     (26,512)         (24,755)
                                                                          ---------------  ---------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                                       (322)            (560)
                                                                          ---------------  ---------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (30,691)           9,933

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                                   71,299           50,277
                                                                          ---------------  ---------------
      AT END OF PERIOD                                                         40,608           60,210
                                                                          ===============  ===============

   Supplemental disclosure of cash flow information
      Interest paid                                                            27,765           25,457
      Income taxes paid, net                                                   15,468            7,967
      Other payments to related parties                                         2,200              515

   The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 1. BASIS OF PRESENTATION

Grohe Holding GmbH ('GROHE', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

GROHE and its subsidiaries form a group of companies ('GROHE Group') engaged in the design, manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the annual report for fiscal year 2002. Sales and operating results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Except as described in the following notes, the same accounting principles and valuation methods have been applied for the unaudited consolidated interim financial statements compared to the audited consolidated financial statements referred to above.



NOTE 2. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. GROHE adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on GROHE's financial statements.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 is on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs are recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company's financial statements. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been adopted by the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. GROHE applies APB No. 25 that uses an intrinsic value based approach to measure compensation expense but applies the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51". FIN No. 46 addresses the consolidation of certain entities (variable

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


interest entities) where the usual conditions for consolidation, such as control or majority voting interest, do not apply. Variable interest entities have commonly been referred to as special purpose entities. FIN 46 is effective for all variable interest entities created after January 31, 2003 and for the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not anticipated to have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 is not anticipated to have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not anticipated to have a material impact on the Company's financial statements.


NOTE 3. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are recorded in the consolidated balance sheet at fair value. Changes in the value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction.

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. GROHE uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flows. Interest rate derivatives are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Interest rate derivatives are marked to market and any resulting gain or loss is recognized in financial income from derivatives in the consolidated statements of operations.

GROHE receives cash flows from sales and related accounts receivables denominated in foreign currencies. To mitigate the risks of foreign currency exchange rate fluctuations on these cash flows GROHE uses foreign currency forward contracts to sell received foreign currency amounts at a fixed euro to foreign currency exchange rate. This hedging policy has been established to enable management to plan future euro cash flows from sales and accounts receivables. Principal currencies hedged are US dollar, British pound, Japanese yen and Canadian dollar. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered into by the Company may exceed this twelve months period by the expected collection period for the related accounts receivables. Depending upon the development of foreign currency exchange rates the Company may change this hedging policy in the future.

Prior to January 1, 2003 the Company did not designate its foreign currency forward contracts as accounting hedges of specific assets, liabilities or forecasted sales transactions. Accordingly all gains and losses from changes in fair market value of these contracts were directly included in financial income from derivatives in the consolidated statements of operations. On January 1, 2003 the Company changed its designation for foreign currency derivative instruments used to hedge the foreign currency exposure on cash flows from expected sales and the related accounts receivables. Accordingly, these contracts were designated as accounting hedges in accordance with SFAS No. 133 as of January 1, 2003 or as of the date of inception if entered into after January 1, 2003. The effective portion of gains and losses on these derivative instruments is reported as a component of other comprehensive income, net of tax, and reclassified to earnings in the same period in which the hedged forecasted transaction affects earnings. Amounts reclassified from other comprehensive

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


income to earnings are included in the same financial statements line items as the hedged transactions in the consolidated statements of operations. Any ineffective portion of gains and losses on a derivative designated as a cash flow hedge is included in other income and expense, net, when the ineffectiveness occurs. In the six months ended June 30, 2003 the ineffectiveness was immaterial. Amounts reclassified from other comprehensive income to earnings, net of tax, amounted to EUR2,217 and EUR2,667 in the three and six months ended June 30, 2003, respectively. The Company expects that the total amount EUR5,180 of deferred currency gains, net of tax, included in other comprehensive income as of June 30, 2003 will be reclassified to income within the next twelve months.

Contracts existing at January 1, 2003 to economically hedge existing accounts receivables as of that date were not designated as accounting hedges. In future periods, GROHE may enter into foreign currency derivative contracts to hedge foreign currency accounts receivables or payables without designating these contracts as accounting hedges. Beginning January 1, 2003, gains and losses on foreign currency forwards not specifically designated as accounting hedges are included in other income (expense), net, in the consolidated statements of operations.

As of June 30, 2003 the maximum remaining duration of foreign currency contracts was 17 months. GROHE does not enter into any derivative contracts for trading or speculative purposes.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 4. OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:


                                           Three months ended June 30,          Six months ended June 30,
                                           --------------------------------- --------------------------------
                                                 2003            2002             2003            2002
                                           --------------------------------- --------------------------------
Expenses related to the refinancing
   of loans from related parties
   and shareholders (NOTE 8)                   (14,340)              0          (14,685)              0
Foreign currency gains (losses), net               643          (6,468)           1,266          (5,691)
Miscellaneous                                      (60)           (155)            (134)           (110)
------------------------------------------ --------------------------------- --------------------------------
                                               (13,757)         (6,623)         (13,553)         (5,801)
------------------------------------------ --------------------------------- --------------------------------

In the three and six months ended June 30, 2003 net currency gains and losses include a net gain from foreign currency forward contracts of EUR2,192 and EUR3,600, respectively. Prior to January 1, 2003 the Company included all gains and losses from currency derivatives in financial income from derivatives as these instruments were generally not designated as accounting hedges.



NOTE 5. INVENTORIES

Inventories at June 30, 2003 and December 31, 2002 were comprised as follows:

                                                        June 30,       December 31,
                                                          2003             2002
                                                    -----------------------------------
Raw materials and supplies                                24,797           27,581
Work in process                                           31,733           24,439
Finished goods and goods purchased for resale             50,855           56,175
--------------------------------------------------- -----------------------------------
                                                         107,385          108,195
--------------------------------------------------- -----------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 6. INTANGIBLE ASSETS

Intangible assets comprise of:

                                                                    June 30,        December 31,
                                                                      2003              2002
                                                                ------------------------------------
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
      Tradename                                                       290,776           290,269
       Software                                                        21,500            18,501
--------------------------------------------------------------- ------------------------------------
                                                                      312,276           308,770
--------------------------------------------------------------- ------------------------------------

   ACCUMULATED AMORTIZATION

      Tradename                                                        73,131            63,452
       Software                                                         8,393             7,275
--------------------------------------------------------------- ------------------------------------
                                                                       81,524            70,727
--------------------------------------------------------------- ------------------------------------

   CARRYING AMOUNT
      Tradename                                                       217,645           226,817
       Software                                                        13,107            11,226
--------------------------------------------------------------- ------------------------------------
                                                                      230,752           238,043
--------------------------------------------------------------- ------------------------------------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Intangible pension asset                                               186               202

--------------------------------------------------------------- ------------------------------------
TOTAL CARRYING AMOUNT OF INTANGIBLE ASSETS                            230,938           238,245
--------------------------------------------------------------- ------------------------------------

Additions relating to software amounted to EUR1,485 and EUR4,502 in the three and six months ended June 30, 2003, respectively. Additions relating to tradename amounted to EUR507 in the three and six months ended June 30, 2003. Software is amortized over 3 to 5 years and tradename is amortized over 15 years. Amortization expense for tradename and software amounted to EUR5,955 and EUR11,783 in the three and six months ended June 30, 2003, respectively.

As of June 30, 2003, estimated amortization expense for other intangible assets is as follows: EUR11,761 for the remainder of 2003, EUR23,656 in 2004, EUR22,487 in 2005, EUR22,264 in 2006, EUR20,817 in 2007, and EUR19,385 in 2008.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 7. GOODWILL

The carrying amount of goodwill changed as follows:

                                              Germany and        European          Overseas
                                            direct exports     subsidiaries      subsidiaries          Total
-------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                   338,833          57,667            48,511            445,011
-------------------------------------------------------------------------------------------------------------------
   Effects of foreign currency
       exchange rate changes                            0             (40)           (3,420)           (3,460)
   Acquisitions                                     1,578               0                 0             1,578
-------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2003                       340,411          57,627            45,091            443,129
-------------------------------------------------------------------------------------------------------------------

Effective January 1, 2003 GROHE acquired the minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of EUR2,208. In connection with this acquisition GROHE recorded additional goodwill of EUR1,578.



NOTE 8. REFINANCING TRANSACTIONS

NEW SENIOR CREDIT FACILITY
In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one lump-sum payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. Interest on outstanding amounts under the revolving credit facility is EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin. In March 2003 the Company borrowed EUR180,000 under facility A1 and EUR150,000 under facility A2. GROHE used these proceeds of EUR330,000 and existing cash to repay amounts outstanding under the old senior credit facilities of EUR335,416. In April 2003 the Company borrowed additional EUR120,000 under facility A2 and EUR100,000 under facility B. GROHE used these proceeds of EUR220,000 to repay EUR200,000 of long-term debt to related parties and shareholders and to pay expenses related to the refinancing transactions. As of June 30, 2003, EUR180,000 were outstanding under facility A1, EUR270,000 under facility A2 and EUR100,000 under facility B.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility. As of June 30, 2003 no amounts were outstanding under the revolving facility.

DEBT ISSUANCE COST
Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. As the old senior credit facility was repaid in full at March 31, 2003, unamortized debt issuance costs of EUR6,302 related to this credit facility were amortized to interest expense as of that date. Capitalized debt issuance cost related to the new senior credit facility, net of amounts already amortized to interest expense, amounted to EUR13,088 as of June 30, 2003.


SECURITIZATION
The new senior credit facilities A1, A2 and B, and the revolving facility are secured by the following:

o pledge by Grohe Beteiligungs GmbH & Co. KG of the shares in Friedrich Grohe Geschaftsfuhrungs AG with a carrying value of EUR55;
o pledge by Grohe Beteiligungs GmbH & Co. KG of their partnership interests in Friedrich Grohe AG & Co. KG with a carrying value of EUR657,538;
o pledge by Grohe Beteiligungs GmbH & Co. KG of its escrow account of EUR39,271; and
o a bank account pledge by Grohe Beteiligungs GmbH & Co. KG relating to the Grohe Beteiligungs Mandatory Prepayment Account. No deposits were made to this account as of June 30, 2003.

The revolving facility and the new senior credit facility A1, which is owed by Friedrich Grohe AG & Co. KG, are also secured by the following:

o pledge by Friedrich Grohe AG & Co. KG of the shares or partnership interests, as the case may be, in Grohe Deutschland Vertriebs GmbH with a carrying value of EUR30,759, Grohe Verwaltungsgesellschaft mbH with a carrying value of EUR133, Grohe International GmbH with a carrying value of EUR140,827, Schmole GmbH & Co. KG with a carrying value of EUR2,718, H.D. Eichelberg & Co. GmbH with a carrying value of EUR1,573, and, together with Grohe Verwaltungsgesellschaft mbH, DAL GmbH & Co. KG with a carrying value of EUR157,972;
o pledge by Friedrich Grohe Geschaftsfuhrungs AG of their partnership interests in Friedrich Grohe AG & Co. KG with a carrying value of EUR25;
o a bank account pledge by Friedrich Grohe AG & Co. KG relating to the Friedrich Grohe Mandatory Prepayment Account. No deposits were made to this account as of June 30, 2003;
o account assignment by way of security of receivables (including intercompany loans) by Friedrich Grohe AG & Co. KG and Grohe Deutschland Vertriebs GmbH amounting to EUR229,779;

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


o assignment by way of security of intercompany loans by Grohe International GmbH and DAL GmbH & Co. KG amounting to EUR7,312;
o transfer by way of security of fixed and current assets by Friedrich Grohe AG & Co. KG amounting to EUR117,760;
o    assignment or pledges of the Grohe brands amounting to EUR217,645;
o security over the shares in Grohe Nederland B.V. with a carrying value of EUR15,592;
o security over the shares in Grohe America Inc. with a carrying value of EUR50,631;
o security over the shares in Grohe Gesellschaft mbH, Wien with a carrying value of EUR4,301;
o security over the shares in Grohe S.A.R.L. (France) with a carrying value of EUR17,486;
o security over the shares in Grohe SpA (Italy) with a carrying value of EUR11,822;
o security over the shares in Grohe N.V. (Belgium) with a carrying value of EUR13,457; and
o mortgages of EUR98,316 on properties of Friedrich Grohe AG & Co. KG and domestic subsidiaries of Friedrich Grohe AG & Co. KG.

All values of pledged assets as stated above are as of June 30, 2003.


COVENANTS
The new senior credit facility contains customary operating and financial covenants, based on financial data produced under the accounting principles generally accepted in Germany, including, without limitation:

o requirement to maintain minimum ratios of consolidated operating cash flow to net debt service, each as defined in the new senior credit facility;
o the requirement to maintain minimum ratios of EBITDA to consolidated net finance charges, each as defined in the new senior credit facility;
o the requirement to remain under maximum ratios of total net senior debt to EBITDA, each as defined in the new senior credit facility; and
o the requirement to remain under maximum ratios of total net debt to EBITDA, each as defined in the new senior credit facility.

In addition, the new senior credit facility includes covenants relating to limitations on

o    sales and other disposals;
o    indebtedness;
o    acquisitions;
o    investments; and
o    hedging.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


CONTINGENT PRINCIPAL PAYMENTS ON THE SENIOR FACILITIES
The new senior credit facility requires, among other things, the following to be used to make partial prepayments:

o certain portions from operating excess cash flow, as defined in the senior credit facility, of Friedrich Grohe AG & Co. KG and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of total net debt to EBITDA, each as defined in the new senior facility, falls below 2.5 to 1.0;
o any amount received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claims, in each case within 18 months;
o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and
o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualified public offering.


INTEREST RATE RISK
Grohe entered into interest rate swap, cap and collar agreements to economically hedge the interest rate risk associated with amounts outstanding under the senior facility. The volume of the effective interest rate derivatives matches approximately the amounts outstanding under the senior facilities and will decrease with the amortization of the related senior debt until the last interest rate derivatives mature in July 2008. At June 30, 2003 the notional amount of interest rate derivatives was EUR547,168.


PARTIAL REPAYMENT OF SHAREHOLDER LOANS
On April 4, 2003 the Company repaid EUR45,069 of interest accrued at the contractual rate of 5% and principal amounting to EUR154,931 on the loans from shareholders and related parties.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market rate at inception of the loans, interest had been imputed at a rate of 11.5% for accounting purposes. The difference between the net present value of the loans at inception and the cash amount received from shareholders and related parties was credited to additional paid in capital and deferred taxes at inception of the loans. As of the date of the repayment the total amount accrued for loans from related parties and shareholders including accrued interest amounted to EUR177,735. The partial repayment of the loans from related parties and shareholders had to be accounted for as a capital transaction. Accordingly, the Company made a cash payment of EUR200,000 to the bondholders and

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


derecognized EUR112,868 of the accrued long-term debt to related parties and shareholders. The difference of EUR87,132 between the cash payment and the derecognized debt has been debited to additional paid in capital in the amount of EUR46,031, income tax expense in the amount of EUR7,816 and deferred taxes in the amount of EUR33,285.

Unamortized debt issuance cost in the amount of EUR444 related to the refinanced portion of the loans from related parties and shareholders were charged to interest expense as of the repayment date.

The loans from related parties and shareholders are subordinated to GROHE's 11.5% senior notes (also referred to as bonds in the financial statements). The repayment of the loans from related parties and shareholders required the consent of the bondholders. This consent was obtained in March 2003. With the funding of the new senior credit facilities to partially repay the loans from shareholders and related parties in April 2003, the consenting bondholders became entitled to receive a fee of 7.25% of the nominal value of the bonds. The aggregate fee amounted to EUR12,933. The consent fee and any other expenses related to the consent solicitation process were included in other expense in the consolidated statements of operations as incurred.



NOTE 9: OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities include accruals for product warranties. GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

----------------------------------------------------------------------
Balance at January 1, 2003                                 9,494
----------------------------------------------------------------------
Foreign currency changes                                     (45)
Utilizations                                              (3,292)
Additions for warranties issued in 2003                    3,717
----------------------------------------------------------------------
Balance at June 30, 2003                                   9,874
----------------------------------------------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 10. COMMITMENTS AND CONTINGENCIES


LITIGATION
Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and, under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


     other hand, the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

o A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of EUR330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results of the Company. Legal costs are expensed as incurred.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


ENVIRONMENTAL MATTERS
In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. Subsequent to the environmental assessments in 2000, GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues and, as a result, as of June 30, 2003, at two sites, the Company had reduced the contamination to the extent required. In addition, GROHE sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against the Company with respect to this site. At the remaining three sites, GROHE is continuing to conduct further investigation or remediation activities as appropriate. The Company believes that the remediation activities already undertaken significantly reduced identified environmental risks. However, the Company is not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond the Company's control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable. Probable remediation costs provided for in the financial statements amount to EUR100 at June 30, 2003 and December 31, 2002, respectively.

FINANCIAL GUARANTEES
As is customary in the industry, GROHE sells its products against bills of exchange to some customers. A bill of exchange provides legal evidence of the debt and orders the drawee, who can be the customer or, on its behalf, a financial institution, to pay a specified amount against the bill of exchange at maturity. If GROHE endorses these bills of exchange to a bank, GROHE receives its value in cash after deduction of discount. Should the drawee default upon maturity of the bill of exchange, GROHE is liable for the debt. At June 30, 2003 and December 31, 2002, the maximum possible recourse against GROHE upon default of the drawee on these transactions amounted to EUR1,280 and EUR4,300, respectively.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 11. SHARE-BASED COMPENSATION
The Company follows APB No. 25 "Accounting for Stock Issued to Employees" and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income on a pro forma basis would have been as follows:

                                                       Three months ended June 30,      Six months ended June 30,
                                                       ------------------------------ ------------------------------
                                                            2003           2002            2003           2002
---------------------------------------------------------------------- -------------- ------------------------------
Net income (loss), as reported                           (21,018)        14,701         (13,166)        28,575
---------------------------------------------------------------------- -------------- ------------------------------
Add: Share-based compensation expense included
    in reported net income (loss)                            212              0             489              0
Deduct: Total share-based compensation expense
    determined under fair value method                      (233)             0            (535)             0
---------------------------------------------------------------------- -------------- ------------------------------
Pro forma net income (loss)                              (21,039)        14,071         (13,212)        28,575
---------------------------------------------------------------------- -------------- ------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 12. BUSINESS SEGMENTS
Segmental information for the three months ended June 30, 2003 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                          Germany                                               Elimination
                            and                                                  of inter-
  Three months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
    June 30, 2003         exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                       million euro  million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties         79.2          97.2          41.3           0.0           0.0         (1.2)         216.5
    To other segments        99.2          16.7           0.4           0.0       (116.3)           0.0           0.0
EBIT                         27.7          13.3           5.3        (32.0)         (6.0)         (1.8)           6.5
-------------------------------------------------------------------------------------------------------------------------

Segmental information for the three months ended June 30, 2002 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                          Germany                                               Elimination
                            and                                                  of inter-
  Three months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
    June 30, 2002         exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                       million euro  million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties         86.0          98.2          46.7           0.0          0.0          (0.3)         230.6
    To other segments       103.4           9.2           1.2           0.0       (113.8)           0.0           0.0
EBIT                         28.1           7.3           5.8        (22.4)         (1.2)          24.6          42.2
-------------------------------------------------------------------------------------------------------------------------

Segmental information for the six months ended June 30, 2003 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                          Germany                                               Elimination
                            and                                                  of inter-
  Six months ended        direct       European      Overseas       Holding       segment       US GAAP        GROHE
    June 30, 2003         exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                       million euro  million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties        168.2         209.2          79.4           0.0           0.0         (2.5)         454.3
    To other segments       212.7          31.5           1.5           0.0       (245.7)           0.0           0.0
EBIT                         62.1          25.9          11.2        (59.3)        (15.8)          17.4          41.5
-------------------------------------------------------------------------------------------------------------------------

Segmental information for the six months ended June 30, 2002 is as follows:

-------------------------------------------------------------------------------------------------------------------------
                          Germany                                               Elimination
                            and                                                  of inter-
  Six months ended        direct       European      Overseas       Holding       segment       US GAAP        GROHE
    June 30, 2002         exports    subsidiaries  subsidiaries      level     transactions   adjustments      Group

                       million euro  million euro  million euro  million euro  million euro  million euro   million euro
-------------------------------------------------------------------------------------------------------------------------
Sales
    To third parties        174.9         202.8          92.5           0.0          0.0            0.1         470.3
    To other segments       211.5          18.5           2.2           0.0       (232.2)           0.0           0.0
EBIT                         68.2          14.9          12.9        (44.1)         (7.4)          39.3          83.8
-------------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income before income taxes and minority interests is as follows:

                                            Three months ended June 30,     Six months ended June 30,
                                            --------------------------------------------------------------
                                                 2003          2002            2003            2002
------------------------------------------- --------------------------------------------------------------
Earnings before interest and income taxes
      according to German GAAP                   8,254        17,524           24,060          44,442
------------------------------------------- --------------------------------------------------------------
Adjustments from German GAAP to US GAAP
      Debt issuance cost                         1,540           629           12,452           1,257
      Business combinations                     11,941        11,913           23,880          23,824
      Derivative financial instruments         (13,710)       12,573          (15,758)         15,167
      Cost of computer software and other
           intangible assets                      (133)         (128)            (251)           (282)
      Provisions and contingencies                (229)           48             (497)             73
      Special reserves under German GAAP          (146)         (256)            (295)           (483)
      Employee pension costs and liabilities      (844)         (198)          (1,710)           (324)
      Other                                       (185)           54             (428)            107
------------------------------------------- --------------------------------------------------------------
Earnings before interest and income taxes
      and minority interests according to
      US GAAP                                    6,488        42,159           41,453          83,781
------------------------------------------- --------------------------------------------------------------
Interest income (expense), net (US GAAP)       (15,719)      (16,693)         (37,692)        (34,212)
------------------------------------------- --------------------------------------------------------------
Income before income taxes and
      minority interests according to US
      GAAP                                      (9,231)       25,466            3,761          49,569
------------------------------------------- --------------------------------------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


Revenues from external customers for each group of similar products according to US GAAP are as follows:

                                               Three months ended June 30,       Six months ended June 30,
                                             -------------------------------- ---------------------------------
                                                  2003             2002            2003             2002
                                             ---------------- --------------- ---------------- ----------------
Designer faucets and accessories                  19,685           20,201          40,058           39,605
GROHE bathroom and special faucets                92,094           97,854         198,767          202,632
GROHE sanitary systems                            20,066           22,922          43,338           47,468
GROHE showers and shower systems                  35,135           36,501          72,990           74,979
GROHE kitchen faucets                             28,050           27,788          55,946           56,728
Other                                             21,419           25,380          43,162           48,936
------------------------------------------------------------- --------------- ---------------- ----------------
                                                 216,449          230,646         454,261          470,348
------------------------------------------------------------- --------------- ---------------- ----------------


Sales by geographical markets are as follows:

                                               Three months ended June 30,       Six months ended June 30,
                                             -------------------------------- ---------------------------------
                                                  2003             2002            2003             2002
                                             ---------------- --------------- ---------------- ----------------
Germany                                           50,570           56,561         109,500          119,638
Europe without Germany                           112,332          113,863         242,371          232,989
Overseas                                          53,547           60,222         102,390          117,721
------------------------------------------------------------- --------------- ---------------- ----------------
                                                 216,449          230,646         454,261          470,348
------------------------------------------------------------- --------------- ---------------- ----------------

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002, WHICH WERE PREPARED IN ACCORDANCE WITH US GAAP.

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. THE DISCUSSION AND ANALYSIS BELOW CONTAINS FORWARD-LOOKING STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE. ALL FORWARD LOOKING-STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET OUT ON PAGE III "FORWARD-LOOKING STATEMENTS".


ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


OPERATING RESULTS


The following table sets out certain information with respect to our net income in thousands of euro:

                                                       Three months ended June 30,         Six months ended June 30,
                                                    ---------------------------------- ----------------------------------
                                                          2003             2002             2003              2002
                                                    ---------------------------------- ---------------- -----------------
Sales                                                   216,449          230,646          454,261           470,348
Cost of sales                                          (119,466)        (130,938)        (252,965)         (264,273)
                                                    ---------------------------------- ---------------- -----------------
Gross profit                                             96,983           99,708          201,296           206,075
                                                    ---------------------------------- ---------------- -----------------
Selling, general and administrative expenses            (56,243)         (59,425)        (113,683)         (115,956)
Research and development expenses                        (6,122)          (5,584)         (12,456)          (11,085)
Amortization of tradename                                (4,841)          (4,835)          (9,679)           (9,671)
                                                    ---------------------------------- ---------------- -----------------
Operating income                                         29,777            29,864          65,478            69,363
                                                    ---------------------------------- ---------------- -----------------
Interest income (expense), net                          (15,719)         (16,693)         (37,692)          (34,212)
Income from equity method investees                           2               24               46                15
Financial income (loss) from derivatives                 (9,534)          18,894          (10,518)           20,204
Other income (expense), net                             (13,757)          (6,623)         (13,553)           (5,801)
                                                    ---------------------------------- ---------------- -----------------
Income (loss) before income taxes
    and minority interests                               (9,231)          25,466            3,761            49,569
Income tax expense                                      (11,533)         (10,588)         (16,467)          (20,600)
                                                    ---------------------------------- ---------------- -----------------
Income (loss) before minority interests                 (20,764)          14,908          (12,706)           28,969
Minority interests                                         (254)            (207)            (460)             (394)
                                                    ---------------------------------- ---------------- -----------------
Net income (loss)                                       (21,018)          14,701          (13,166)           28,575
                                                    ================================== ================ =================

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The following table sets out certain information with respect to our net income as a percentage of sales:

                                                       Three months ended June 30,         Six months ended June 30,
                                                    ---------------------------------- ----------------------------------
                                                          2003             2002             2003              2002
                                                    ---------------------------------- ---------------- -----------------
Sales                                                    100.0%           100.0%           100.0%            100.0%
Cost of sales                                            (55.2%)          (56.8%)          (55.7%)           (56.2%)
                                                    ---------------------------------- ---------------- -----------------
Gross profit                                              44.8%            43.2%            44.3%             43.8%
                                                    ---------------------------------- ---------------- -----------------
Selling, general and administrative expenses             (26.0%)          (25.8%)          (25.1%)           (24.6%)
Research and development expenses                         (2.8%)           (2.4%)           (2.7%)            (2.4%)
Amortization of tradename                                 (2.2%)           (2.1%)           (2.1%)            (2.1%)
                                                    ---------------------------------- ---------------- -----------------
Operating income                                          13.8%            12.9%            14.4%             14.7%
                                                    ---------------------------------- ---------------- -----------------
Interest income (expense), net                            (7.3%)           (7.2%)           (8.3%)            (7.3%)
Income from equity method investees                        0.0%             0.0%             0.0%              0.0%
Financial income (loss) from derivatives                  (4.4%)            8.2%            (2.3%)             4.3%
Other income (expense), net                               (6.4%)           (2.8%)           (3.0%)            (1.2%)
                                                    ---------------------------------- ---------------- -----------------
Income (loss) before income taxes
    and minority interests                                (4.3%)           11.1%             0.8%             10.5%
Income tax expense                                        (5.3%)           (4.6%)           (3.6%)            (4.3%)
                                                    ---------------------------------- ---------------- -----------------
Income (loss) before minority interests                   (9.6%)            6.5%            (2.8%)             6.2%
Minority interests                                        (0.1%)           (0.1%)           (0.1%)            (0.1%)
                                                    ---------------------------------- ---------------- -----------------
Net income (loss)                                         (9.7%)            6.4%            (2.9%)             6.1%
                                                    ================================== ================ =================

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


SALES

THREE MONTHS ENDED JUNE 30, 2003 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2002

Our total sales decreased by EUR14,197 or 6.2% from EUR230,646 in the three months ended June 30, 2002 to EUR216,449 in the three months ended June 30, 2003. We attribute this decrease in total sales to:

o        a decrease in sales volume of a total of EUR4,751 or 2.1%,
o        an increase in sales prices of EUR1,888 or 0.8%; and
o unfavorable currency fluctuations of EUR11,334 or 4.9% as a consequence of invoicing in foreign currencies.

SIX MONTHS ENDED JUNE 30, 2003 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2002

Our total sales decreased by EUR16,087 or 3.4% from EUR470,348 in the six months ended June 30, 2002 to EUR454,261 in the six months ended June 30, 2003. We attribute this decrease in total sales to:

o        an increase in sales volume of a total of EUR2,578 or 0.6%;
o        an increase in sales prices of EUR2,376 or 0.5%; and
o unfavorable currency fluctuations of EUR21,041 or 4.5% as a consequence of invoicing in foreign currencies.

Total sales in our Germany and direct exports segment decreased by EUR9,411 or 5.4% from EUR175,086 in the six months ended June 30, 2002 to EUR165,675 in the six months ended June 30, 2003. With the construction industry in Germany being in a consolidation process, we faced an ongoing difficult market environment in this market. Total sales in Germany decreased by EUR10,138 or 8.5% from EUR119,638 in the six months ended June 30, 2002 to EUR109,500 in the six months ended June 30, 2003. Direct exports increased from EUR55,448 in the six months ended June 30, 2002 to EUR56,175 in the six months ended June 30, 2003. This increase was largely due to an increase in direct exports to eastern Europe by EUR3,095 or 13.0% from EUR23,852 in the six months ended June 30, 2002 to EUR26,947 in the six months ended June 30, 2003. Total sales in eastern Europe, including sales by our European subsidiaries, increased by EUR2,864 or 11.2% from EUR25,467 in the six months ended June 30, 2002 to EUR28,331 in the six months ended June 30, 2003. Direct exports to the Middle East decreased by EUR2,175 to EUR22,636 in the six months ended June 30, 2003 as volume growth was more than offset by unfavorable currency fluctuations of EUR3,148.

Total sales in the European subsidiaries segment increased by EUR6,396 or 3.2% from EUR202,803 in the six months ended June 30, 2002 to EUR209,199 in the six months ended June 30, 2003. We attribute this development primarily to:

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o sales increases in France by EUR3,093 or 5.8% from EUR53,545 in the six months ended June 30, 2002 to EUR56,638 in the six months ended June 30, 2003;
o sales increases in Italy by EUR1,109 or 3.6% from EUR30,415 in the six months ended June 30, 2002 to EUR31,524 in the six months ended June 30, 2003;
o sales increases in Spain by EUR1,829 or 7.0% from EUR26,140 in the six months ended June 30, 2002 to EUR27,969 in the six months ended June 30, 2003; and
o sales decreases in Austria by EUR323 or 3.2% from EUR9,979 in the six months ended June 30, 2002 to EUR9,656 in the six months ended June 30, 2003 which we attribute to the continuing weakness of economic activity.

Including direct exports to European markets of EUR33,172 in the six months ended June 30, 2003, total sales in Europe, excluding Germany, increased by EUR9,382 or 4.0% from EUR232,989 in the six months ended June 30, 2002 to EUR242,371 in the six months ended June 30, 2003.

Total sales in our overseas subsidiaries segment decreased by EUR13,072 or 14.1% from EUR92,459 in the six months ended June 30, 2002 to EUR79,387 in the six months ended June 30, 2003. Sales decreased in:

o the United States by EUR8,737 or 14.5% from EUR60,318 in the six months ended June 30, 2002 to EUR51,581 in the six months ended June 30, 2003. Sales in this period were primarily impacted by unfavorable foreign currency fluctuations of EUR12,234;
o Japan, by EUR3,406 or 32.1% from EUR10,619 in the six months ended June 30, 2002 to EUR7,213 in the six months ended June 30, 2003 which we attribute to weak project business; and
o the Far East, excluding Japan, by EUR1,207 or 8.1% from EUR14,868 in the six months ended June 30, 2002 to EUR13,661 in the six months ended June 30, 2003 due to weak economic conditions and unfavorable currency fluctuation.

Sales in overseas markets, including direct exports to this region of EUR23,003 in the six months ended June 30, 2003, decreased by EUR15,331 or 13.0% from EUR117,721 in the six months ended June 30, 2002 to EUR102,390 in the six months ended June 30, 2003.

COST OF SALES
Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales decreased by EUR11,472 or 8.8% from EUR130,938 in the three months ended June 30, 2002 to EUR119,466 in the three months ended June 30, 2003. The cost of sales to sales ratio of 56.8%

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


for the three months ended June 30, 2002 decreased to 55.2% in the three months ended June 30, 2003.

Cost of sales decreased by EUR11,308 or 4.3% from EUR264,273 in the six months ended June 30, 2002 to EUR252,965 in the six months ended June 30, 2003. The cost of sales to sales ratio of 56.2% for the six months ended June 30, 2002 decreased to 55.7% in the six months ended June 30, 2003.

The impact from negative currency fluctuations on our cost of sales to sales ratio in the six months ended June 30, 2003 compared to the same period in 2002 was more than offset by cost decreasing rationalization measures in production, lower cost for raw materials and reduced step-up depreciation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses decreased by EUR3,182 or 5.4%, from EUR59,425 in the three months ended June 30, 2002 to EUR56,243 in the three months ended June 30, 2003. Selling, general and administrative expenses decreased by 2,273 or 2.0% from EUR115,956 in the six months ended June 30, 2002 to EUR113,683 in the six months ended June 30, 2003. We attribute the decrease in selling expenses primarily to favorable currency fluctuations, since we incur part of our selling expenses in foreign currency. Selling expenses are also impacted by reduced step-up depreciation in the six months ended June 30, 2003 compared to the same period of 2002. Higher general and administrative expenses in the six months ended June 30, 2003 were primarily due to additional personnel.

Selling, general and administrative expenses as a percentage of sales increased from 25.8% in the three months ended June 30, 2002 to 26.0% in the three months ended June 30, 2003 and from 24.6% in the six months ended June 30, 2002 to 25.1% in the six months ended June 30, 2003 primarily due to lower sales in the three months ended June 30, 2003 and the six months ended June 30, 2003, respectively.

RESEARCH AND DEVELOPMENT
Research and development expenditures increased by EUR538 or 9.6% from EUR5,584 in the three months ended June 30, 2002 to EUR6,122 in the three months ended June 30, 2003. Research and development expenditures increased by EUR1,371 or 12.4% from EUR11,085 in the six months ended June 30, 2002 to EUR12,456 in the six months ended June 30, 2003. The increase in research and development expenditures reflects the increased efforts to develop new products and is in line with the projected expenditures for that period. As a percentage of sales research and development expenditures increased from 2.4% in the three

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


months ended June 30, 2002 to 2.8% in the three months ended June 30, 2003 and from 2.4% in the six months ended June 30, 2002 to 2.7% in the six months ended June 30, 2003.

AMORTIZATION OF TRADENAME
Amortization of tradename amounted to EUR4,841 and EUR9,679 in the three and six months ended June 30, 2003, respectively, and remained nearly unchanged compared to EUR4,835 and EUR9,671 in the three and six months ended June 30, 2002, respectively.

INTEREST EXPENSE, NET
Net interest expense decreased by EUR974 or 5.8% from EUR16,693 in the three months ended June 30, 2002 to EUR15,719 in the three months ended June 30, 2003. On April 4, 2003 we partially refinanced our long-term debt to related parties and shareholders with additional bank debt which significantly reduced interest expense on long-term debt to related parties and shareholders by EUR2,571 in the three months ended June 30, 2003 compared to the three months ended June 30, 2002. This was partially offset by unamortized debt issuance cost of EUR444 related to the repaid portion of the loans from related parties and shareholders, which we charged to interest expense in the second quarter 2003. Interest expense on senior bank loans increased in the second quarter 2003 compared to the same period in 2002 because of the additional principal outstanding.

Net interest expense increased by EUR3,480 or 10.2% from EUR34,212 in the six months ended June 30, 2002 to EUR37,692 in the six months ended June 30, 2003. Upon the early repayment of the old senior credit facilities and the partial repayment of loans from related parties and shareholders in March and April 2003, we charged unamortized debt issuance cost of EUR6,746 related to these loans to interest expense. Not considering this effect, our net interest expense in the six months ended June 30, 2003 would have been EUR30,946 or EUR3,266 lower than in the same period of the previous year. In addition to the partial refinancing of shareholder loans in April 2003, we mainly attribute this decrease to principal payments on our long-term debt in the second half of 2002.

FINANCIAL INCOME (LOSS) FROM DERIVATIVES
Our financial income from derivatives of EUR18,894 in the three months ended June 30, 2002 changed to a financial loss from derivatives of EUR9,534 in the three months ended June 30, 2003.

Prior to January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives. In the three months ended June 30, 2002, financial income (loss) from derivatives included a net income from currency derivatives of EUR20,555. We mainly attribute this gain to the increase in the value of the euro towards the US dollar by 12.6% in the three months ended June 30, 2002. As of January 1, 2003 we designated most of our currency forward contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. Amounts reclassified from other comprehensive income to earnings are included in the same line items in the consolidated statements of operations as the hedged transactions. As currency forwards not specifically designated as accounting hedges are mainly used to economically hedge accounts receivable, gains and losses from these foreign currency derivatives are included in other income and expense, net, since January 1, 2003.

The net loss from interest rate derivatives increased by EUR7,873 from EUR1,661 in the three months ended June 30, 2002 to EUR9,534 in the three months ended June 30, 2003. We use these contracts to economically hedge our interest rate exposure from long-term debt to banks. As our interest rate derivatives are not designated as accounting hedges, all changes in fair market value of these instruments are directly included in financial income from derivatives.

Our financial income from derivatives of EUR20,204 in the six months ended June 30, 2002 changed to a financial loss from derivatives of EUR10,518 in the six months ended June 30, 2003. In the six months ended June 30, 2002, financial income (loss) from derivatives included a net income from currency derivatives of EUR19,305. We mainly attribute this gain to the increase in the value of the euro towards the US dollar by 11.5% in the six months ended June 30, 2002. The net income from interest rate derivatives of EUR899 in the six months ended June 30, 2002 changed to a net loss of EUR10,518 in the six months ended June 30, 2003.

OTHER INCOME (EXPENSE), NET
Other expense, net, increased by EUR7,134 from EUR6,623 in the three months ended June 30, 2002 to EUR13,757 in the three months ended June 30, 2003. In the three months ended June 30, 2003 other expense, net, includes expenses in the amount of EUR14,340 for the refinancing of loans from related parties and shareholders described below under "Refinancing of debt in March and April 2003". No such expenses were incurred in the three months ended June 30, 2002. Net currency losses of EUR6,468 in the three months ended June 30, 2002 changed by EUR7,111 to net currency gains of EUR643 in the three months ended June 30, 2003. Currency losses in the three months ended June 30, 2002 were primarily related to the settlement and valuation of US dollar denominated accounts receivables and resulted from the devaluation of the US dollar towards the euro in the second quarter 2002.

Other expense, net, increased by EUR7,752 from EUR5,801 in the six months ended June 30, 2002 to EUR13,553 in the six months ended June 30, 2003. Expenses related to the refinancing of loans from related parties and shareholders amounted to EUR14,685 in the six months ended June 30, 2003. Foreign currency losses of EUR5,691 in the six months ended June 30, 2002 changed by EUR6,957 to foreign currency gains of EUR1,266 in the six months ended June 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


INCOME TAX EXPENSE
Our income tax expense decreased by EUR4,133 or 20.1% from EUR20,600 in the six months ended June 30, 2002 to EUR16,467 in the six months ended June 30, 2003.

The theoretical income tax expense for the six months ended June 30, 2003 determined using the 2003 statutory tax rate of 39.5% would be EUR1,486 compared to an actual income tax expense of EUR16,467. EUR7,816 of the difference relate to the partial repayment of loans from related parties and shareholders in April 2003. We attribute the remaining difference of EUR7,165 mainly to non-tax deductible expenses related to the refinancing measures taken in April 2003 and other non-tax deductible expenses. These effects were partly offset by a foreign tax rate differential as the effective tax rate on foreign income was slightly lower than the German statutory rate.

The theoretical income tax expense for the six months ended June 30, 2002 determined using the 2002 statutory tax rate of 38.2% would be EUR18,935 compared to an actual income tax expense of EUR20,600. The difference of EUR1,665 is mainly due to non-tax deductible expenses.

NET INCOME (LOSS)
Our net income of EUR14,701 in the three months ended June 30, 2002 changed by EUR35,719 to a net loss of EUR21,018 in the three months ended June 30, 2003.


Our net income of EUR28,575 in the six months ended June 30, 2002 changed by EUR41,741 to a net loss of EUR13,166 in the six months ended June 30, 2003.


ADJUSTED CONSOLIDATED EBITDA

Our adjusted consolidated EBITDA increased by EUR2,474 or 5.5% from EUR44,927 in the three months ended June 30, 2002 to EUR47,401 in the three months ended June 30, 2003. Adjusted consolidated EBITDA decreased by EUR 913 or 0.9% from EUR103,560 in the six months ended June 30, 2002 to EUR102,647 in the six months ended June 30, 2003. We consider adjusted consolidated EBITDA as an indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income, net income, cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


A reconciliation between adjusted consolidated EBITDA and net income as reported in the unaudited interim consolidated financial statements is as follows:

                                                         Three months ended           Six months ended
                                                              June 30,                    June 30,
                                                      --------------------------- ---------------------------
                                                          2003         2002           2003         2002
                                                      ----------- --------------- ------------- -------------
Net income (loss) as reported in the consolidated
  statements of operations                              (21,018)      14,701       (13,166)       28,575
Income tax expense                                       11,533       10,558        16,467        20,600
Interest expense                                         16,300       17,560        38,966        35,598
Depreciation expense                                      8,508       12,940        17,316        25,831
Amortization of software                                  1,114        1,077         2,104         2,034
Amortization of tradename                                 4,841        4,835         9,679         9,671
Noncash charges                                             311          530           588           530
Adjustment related to derivatives*                       11,472      (17,274)       16,008       (19,279)
Costs related to the refinancing of long-term debt
  to related parties and shareholders                    14,340            0        14,685             0
                                                      ----------- --------------- ------------- -------------
Adjusted EBITDA                                          47,401       44,927       102,647       103,560
                                                      =========== =============== ============= =============

*We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES



REFINANCING OF DEBT IN MARCH AND APRIL 2003

In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B. The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

In March 2003 we borrowed EUR330,000 under facilities A1 and A2. We used these proceeds and existing cash to repay EUR335,416 outstanding under the old senior facilities. In April 2003 we borrowed additional EUR120,000 under facility A2 and EUR100,000 under facility B. We used these proceeds of EUR220,000 to repay EUR200,000 of long-term debt to related parties and shareholders and expenses related to the refinancing transactions.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market interest rate at inception of the loans, we imputed interest at a rate of 11.5% for accounting purposes. We credited the difference between the loans net present value at inception of the loans and the cash amount received from shareholders and related parties to additional paid in capital and deferred taxes at inception of the loans. As of the date of the repayment the total amount accrued for loans from related parties and shareholders amounted to EUR177,735. As required by the applicable accounting standards, we accounted for the partial repayment of the loans from related parties and shareholders as a capital transaction. Accordingly, we derecognized EUR112,868 of the accrued long-term debt to related parties and shareholders. We debited the difference of EUR87,132 between the cash payment of EUR200,000 and the derecognized debt to related parties and shareholders in the amount of EUR46,031 to additional paid in capital, in the amount of EUR7,816 to income tax expense and in the amount of EUR33,285 to deferred taxes.

The loans from related parties and shareholders are subordinated to our 11.5% senior notes (also referred to as bonds in our financial statements). Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. Upon the funding of the new senior

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


credit facility in April 2003 in order to repay the shareholder loans, holders of our 11.5% senior notes who consented to the amendments and waivers became entitled to a fee of 7.25% of the nominal value of the bonds that they held. The aggregate fee amounted to EUR12,933. We included the consent fee and other expenses related to the consent solicitation process of EUR1,752 in other expense in our consolidated statements of operations as incurred.

We charged unamortized debt issuance costs related to the old senior credit facility and the repaid portion of the loans from related parties and shareholders to interest expense at the repayment date of the loans. Debt issuance cost related to the issuance of the new senior credit facility are capitalized and will be amortized to interest expense pursuant to the effective interest method.

WORKING CAPITAL

As in previous years, we intend to finance working capital requirements from funds that our operations generate. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At June 30, 2003 and December 31, 2002, we had available EUR69,603 and EUR70,058 lines of credits with several banks to finance working capital requirements. An amount of EUR50,000 of the credit lines as of June 30, 2003 represents the new revolving facility which is available to us until December 2009. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

CAPITAL EXPENDITURES

We finance our capital expenditures primarily from operating cash flows. Investment in new plants has, in the past, partly been financed by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


HISTORICAL CASH FLOWS

The following table sets out certain information with respect to our cash flows in thousands of euro:

                                                               Six months ended June 30,
                                                                  2003            2002
                                                             --------------- ---------------
Net cash provided by operating activities                         10,854          42,921

Net cash used for investing activities                           (14,711)         (7,673)

Net cash used for financing activities                           (26,512)        (24,755)

Effect of foreign exchange rate changes on cash
   and cash equivalents                                             (322)           (560)
                                                             --------------- ---------------
Net increase (decrease) in cash and cash equivalents             (30,691)          9,933
                                                             --------------- ---------------

Cash and cash equivalents
   At beginning of period                                         71,299          50,277
                                                             --------------- ---------------
   At end of period                                               40,608          60,210
                                                             =============== ===============



NET CASH PROVIDED BY OPERATING ACTIVITIES
Net cash provided by operating activities decreased by EUR32,067 from EUR42,921 in the six months ended June 30, 2002 to EUR10,854 in the six months ended June 30, 2003.

Our working capital requirements generally increase in the first six months of a fiscal year compared to year end. We attribute the decrease of EUR32,067 in cash flows from operating activities mainly to additional working capital requirements in the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Working capital requirements were mainly impacted by the following factors:

         o Accounts receivable generally increase in the first six months of a year. In the six months ended June 30 , 2002 accounts receivable increased by EUR32,295 and in the six months ended June 30, 2003 by EUR35,320.

         o Accounts payable decreased by EUR8,092 in the six months ended June 30, 2002. As accounts payable were at an exceptional high at year end 2002, accounts payable decreased by EUR14,911 in the six months ended June 30, 2003.

         o Due to movements in other accrued expenses and current liabilities, working capital requirements decreased by EUR6,686 in the six months ended June 30, 2002 and increased by EUR6,234 in the six months ended June 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


         o Inventory movements contributed EUR1,106 to working capital requirements in the six months ended June 30, 2003 while working capital requirements for inventory decreased by EUR602 in the six months ended June 30, 2002.

In addition, payments for income taxes increased by EUR7,501 in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

NET CASH USED FOR INVESTING ACTIVITIES
Net cash used for investing activities increased by EUR7,038 or 91.7% from EUR7,673 in the six months ended June 30, 2002 to EUR14,711 in the six months ended June 30, 2003. Purchases of property plant and equipment increased by EUR170 from EUR8,127 in the six months ended June 30, 2002 to EUR8,297 in the six months ended June 30, 2003. Investments in software increased by EUR2,489 from EUR2,013 in the six months ended June 30, 2002 to EUR4,502 in the six months ended June 30, 2003. This increase primarily relates to the ongoing conversion of our IT applications to the standard software system SAP R/3. The increase in purchases of shares from minorities by EUR2,683 from EUR203 in the six months ended June 30, 2002 to EUR2,886 in the six months ended June 30, 2003 relates primarily to the purchase of the remaining minority shares in our subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a purchase price of EUR2,208 in the first quarter of 2003.

NET CASH USED FOR FINANCING ACTIVITIES
Net cash used for financing activities increased by EUR1,757 from EUR24,755 in the six months ended June 30, 2002 to EUR26,512 in the six months ended June 30, 2003.

Net cash for principal payments on long-term debt to banks increased by EUR335,106 from EUR5,012 in the six months ended June 30, 2002 to EUR340,118 in the six months ended June 30, 2003. Principal payments in the first half of 2003 mainly relate to the repayment of the outstanding amounts under the old senior credit facilities of EUR335,416 with the proceeds of the new senior credit facilities of EUR330,000 in March 2003. On April 4, 2003 we borrowed an additional EUR220,000 under the new senior credit facility. EUR200,000 of the proceeds were used to repay loans from related parties and shareholders. The remaining EUR20,000 million and existing cash were used to pay charges of EUR28,443 related to the refinancing of the old senior loans and the partial refinancing of the loans from related parties and shareholders.

Cash used for restricted cash decreased by EUR11,738 from EUR19,735 in the six months ended June 30, 2002 to EUR7,997 in the six months ended June 30, 2003. Under the new senior credit facility, we have agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks. Prior to the refinancing in March 2003, similar provisions applied to the old senior credit facility.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


NET CASH FLOW
Cash and cash equivalents amounting to EUR71,299 as of December 31, 2002 decreased by EUR30,691 to EUR40,608 as of June 30, 2003.

Cash and cash equivalents amounting to EUR50,277 as of December 31, 2001 increased by EUR9,933 to EUR60,210 as of June 30, 2002.

OFF-BALANCE SHEET ARRANGEMENTS

There has been no material change related to off-balance sheet arrangements since December 31, 2002.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out certain information in respect to our contractual obligations for our long-term bank-debt and long-term debt to related parties and shareholders. Our long-term bank debt increased by EUR210,020 compared to December 31, 2002 due to the refinancing measures described above. Principal and interest accrued at the contractual rate of 5% for loans from related parties and shareholders amount to EUR109,304 per June 30, 2003. As we imputed interest at a rate of 11.5% on this debt for accounting purposes, the present value of long-term debt to related parties and shareholders recognized in the balance sheet amounts to EUR66,652 as of June 30, 2003.

                                                              PAYMENTS DUE BY PERIOD
                                         ------------------------------------------------------------------
                                          remainder
                                           of 2003    2004 to 2005  2006 to 2007  Thereafter     Total
                                         ----------- -------------- ------------ ------------ -------------
Long-term debt to banks                     22,118       105,417       147,122     288,501      563,158
Long-term debt to related parties and
   shareholders                                  0             0             0     109,304      109,304

There was no material change to other contractual obligations compared to December 31, 2002.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

INTEREST RATE SENSITIVITY

We have a significant amount of long-term debt. We are exposed to interest rate risk from our debt instruments. Our significant senior credit facility bears interest at a variable rate and changes in interest rates affect the interest payments on this credit facility. To mitigate the interest rate risk from our long-term variable rate debt we use interest rate derivatives. Our 11.5% senior notes bear interest at a fixed rate. Changes in interest rates will not impact interest payments on our fixed rate debt instruments during the term of these instruments. However, a decrease in interest rates results in an increase in fair market value of these debt instruments.

The following table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates for debt obligations:

                                                                                                              Fair
                                                                                                              value
                                                                                         There-              June 30,
                                     2003       2004      2005       2006      2007      after     Total       2003
                                   ---------- --------- ---------- --------- --------- ---------- --------- -----------
Short-term debt to banks
  denominated in Japanese yen;
  average fixed rate at 1.38%          2,869         0          0         0         0          0     2,869       2,869

Long-term debt to banks;
  variable rate at 2.25% above
  EURIBOR                             20,000    50,000     50,000    65,000    80,000    185,000   450,000     450,000

Long-term debt to banks;
  variable rate at 2.75% above
  EURIBOR                                                                                100,000   100,000     100,000

Long-term debt to banks; fixed
  rates at 4.95% to 7.07%              2,118     3,601      1,816     1,421       701      3,501    13,158      13,873

Long-term debt to shareholders
  and related parties;
  fixed rate at 5.0%                       0         0          0         0         0    109,304   109,304      66,652

Notes; fixed rate at 11.5%                 0         0          0         0         0    200,000   200,000     220,500

Changes in interest rates affect the interest paid on our variable rate long-term debt to banks. To mitigate the effect of changes in interest rates, we have entered into interest rate swap, cap and collar agreements. With the swap agreements, we exchanged the short-term variable rate of our senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 20, 2008. The following table sets out the notional

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


amount of our interest rate derivatives by expected maturity, the weighted average swap, cap and floor rates and the fair value of the instruments. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Some of the interest rate derivatives presented in the table below will become effective in 2004. The total notional amount of interest rate derivatives effective as of June 30, 2003 was EUR547,168 compared to EUR550,000 debt outstanding under our variable rate senior credit facility as of that date.

                                                                                                              Fair
                                                                                                              value
                                                                                         There-              June 30,
                                     2003       2004      2005       2006      2007      after     Total       2003
                                   ---------- --------- ---------- --------- --------- ---------- --------- -----------
Interest rate collar:
---------------------
Basis rate is 6-months EURIBOR;
  cap rate is 5.20% (8.00% in
  case 6-months EURIBOR is
  higher than 8.00%);
  floor rate is 3.00%                 17,895   164,892          0         0         0          0   182,787     (5,852)

Combined interest rate swap and cap agreements:
-----------------------------------------------
Pay rate is 5-year swap rate for
  6-months EURIBOR with a cap at
  5.07% and receive rate is
  3-months EURIBOR                    46,528    53,941          0         0         0          0   100,469     (1,177)

Pay rate is 5-year swap rate for
  3-months EUROLIBOR with a cap
  at 4.99% and receive rate is
  3-months LIBOR                           0    63,912          0         0         0          0    63,912     (1,001)

Pay rate is 5-year swap rate for
  6-months  EURIBOR with a cap at
  3.77% and receive rate is
  6-months EURIBOR                         0         0          0         0         0    200,000   200,000     (4,476)

Interest rate swap agreements:
------------------------------
Effective as of January 21,
  2004; pay rate is 2.73% and
  receive rate is 6-months
  EURIBOR                                       35,000          0         0         0          0    35,000       (221)

Effective as of July 29, 2004;
  pay rate is 3.14% and receive
  rate is 6-months EURIBOR                           0     40,000         0         0          0    40,000       (281)

Effective as of July 29, 2004;
  pay rate is 3.38% and receive
  rate is 6-months EURIBOR                           0          0    65,000         0          0    65,000       (717)

Effective as of July 29, 2004;
  pay rate is 3.68% and receive
  rate is 6-months EURIBOR                           0          0         0    80,000          0    80,000     (1,468)

Effective as of July 30, 2004;
  pay rate is 4.09% and receive
  rate is 6-months EURIBOR                           0          0         0         0     65,000    65,000     (1,835)

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


We entered into our interest rate derivatives at zero cost. The fair market value of our interest rate derivatives at the respective balance sheet date depends on the expected development of market interest rates and the remaining duration of the instruments. Generally, if interest rates decrease, the fair market value of our interest rate derivatives will also decrease and if interest rates increase, the fair market value of our interest rate derivatives will increase. The fair market value of our interest rate derivatives also depends on the spread between short- and long-term interest rates. If this spread increases, the fair market value of our interest rate derivatives will generally decrease, and if this spread decreases, the fair market value of our interest rate derivatives will generally increase. The following table reconciles the changes in the fair market values of our interest rate derivatives:

                                                                  Six months ended June 30,
                                                                     2003           2002
                                                                 -----------------------------
 Fair value of contracts outstanding at the beginning of period    (7,144)        (5,140)
 --------------------------------------------------------------- -----------------------------
     Amounts paid under the contracts                                  634         1,025
     Other changes in fair market value                           (10,518)           899
 --------------------------------------------------------------- -----------------------------
 Fair value of contracts outstanding at end of period             (17,028)        (3,216)
 --------------------------------------------------------------- -----------------------------



EXCHANGE RATE SENSITIVITY
The following table provides information about our currency forward contracts and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                                     FOREIGN CURRENCY SENSITIVITY AS OF JUNE 30, 2003
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE SETTLEMENT RATES

                                                                                                               Fair value
                                                                                             There-             June 30,
                                             2003      2004      2005     2006      2007     after     Total      2003
                                           --------------------------------------------------------------------------------
Short-term debt to banks denominated in
  Japanese yen;
  average fixed rate at 1.38 %                 2,869         0        0         0        0         0     2,869       2,869

Long-term debt to banks denominated in
  Thailand baht; fixed rate at 5.75%             562     1,123    1,123       724        0         0     3,532       3,532
                                                                                                               ------------
Total debt denominated in foreign currencies                                                                         6,401
                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
-----------------------------------------------

Pay US dollar / receive euro forwards                                                                              16,166
-------------------------------------                                                                          ------------
  Number of individual contracts                  24        16        0         0        0         0        40
  Average notional amount                      2,452     2,483        0         0        0         0     2,464
  Total notional amount of USD contracts      58,844    39,724        0         0        0         0    98,568
  Average settlement rate (euro/USD)          1.0415    0.9988        0         0        0         0    1.0243
  For information purposes:
     Exchange rate at
       June 30, 2003 (euro/USD)                                                                         0.8731


Pay Japanese yen / receive euro forwards                                                                              901
----------------------------------------
  Number of individual contracts                   8         1        0         0        0         0         9
  Average notional amount                        682       728        0         0        0         0       687
  Total notional amount of Yen contracts       5,459       728        0         0        0         0     6,187
  Average settlement rate (euro/100 yen)      0.8441    0.8040        0         0        0         0    0.8394
  For information purposes:
     Exchange rate at
       June 30, 2003 (euro/100 yen)                                                                     0.7279

Pay British pound / receive euro forwards                                                                             741
-----------------------------------------
  Number of individual contracts                   4         5        0         0        0         0         9
  Average notional amount                        928     1,210        0         0        0         0     1,085
  Total notional amount of GBP contracts       3,710     6,052        0         0        0         0     9,762
  Average settlement rate (euro/GBP)          1.5518    1.5431        0         0        0         0    1.5464
  For information purposes:
     Exchange rate at
       June 30, 2003 (euro/GBP)                                                                         1.4409


Pay Canadian dollar / receive euro forwards                                                                           (64)
-------------------------------------------
  Number of individual contracts                  12        20        0         0        0         0        32
  Average notional amount                        283       281        0         0        0         0       281
  Total notional amount of CAD contracts       3,391     5,615        0         0        0         0     9,006
  Average settlement rate (euro/CAD)          0.6544    0.6254        0         0        0         0    0.6363
  For information purposes:
     Exchange rate at
       June 30, 2003 (euro/CAD)                                                                         0.6454

                                                                                                               ------------
Subtotal Japanese yen, British pound and Canadian
    dollar exchange rate derivative financial instruments                                                           1,578
                                                                                                               ------------
Total exchange rate derivative
    financial instruments                                                                                          17,744
                                                                                                               ============

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

As of June 30, 2003 the notional amount of our foreign currency forwards was EUR123,523. Based on the notional amount of our foreign currency forwards a hypothetical 10% increase in the euro to foreign currency exchange rates would reduce the fair value of our foreign currency forwards by approximately EUR12.4 million.

The notional amount of US dollar foreign currency forwards of EUR98,568 is used to hedge anticipated US dollar sales during the period from June 30, 2003 to December 31, 2003 in addition to existing accounts receivable of EUR30,889 as of June 30, 2003 denominated in US dollar.

Notional amounts of other foreign currency forwards of EUR24,955 are used to hedge anticipated sales denominated in Canadian dollar, British pound and Japanese yen and respective accounts receivable.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The following table reconciles the changes in the fair market values of our foreign currency contracts:

                                                                           Six months ended
                                                                               June 30,
                                                                       --------------------------
                                                                          2003         2002
                                                                       --------------------------
 US DOLLAR FORWARD CONTRACTS:
 Fair value of contracts outstanding at the beginning of period            13,975       (3,497)
     Realized contracts during the period                                 (10,372)        (709)
     Changes in fair value of contracts included in other
        comprehensive income for contracts designated as
        accounting hedges                                                  11,224            0
     Other changes in fair market value                                     1,339       17,986
 Fair value of contracts outstanding at end of period                      16,166       13,780

 FORWARD CONTRACTS DENOMINATED IN OTHER CURRENCIES:
 Fair value of contracts outstanding at the beginning of period             1,510          536
     Realized contracts during the period                                  (1,315)        (760)
     Changes in fair value of contracts included in other
        comprehensive income for contracts designated as
        accounting hedges                                                   1,473            0
     Other changes in fair market value                                       (90)       1,319
 Fair value of contracts outstanding at end of period                       1,578        1,095

 TOTAL AMOUNTS FOR ALL CURRENCIES:
 Fair value of contracts outstanding at the beginning of period            15,485       (2,961)
     Realized contracts during the period                                 (11,687)      (1,469)
     Changes in fair value of contracts included in other
        comprehensive income for contracts designated as
        accounting hedges                                                  12,697            0
     Other changes in fair market value                                     1,249       19,305
 Fair value of contracts outstanding at end of period                      17,774       14,875

Until January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives in our consolidated statements of operations. As of January 1, 2003 we designated most of our foreign currency contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. We included net gains of EUR6,335 and EUR12,697, before tax, resulting from changes in the fair market value of foreign currency forwards in other comprehensive income in the three and six months ended June 30, 2003, respectively. We reclassified EUR3,585 and EUR4,314, before tax, from other comprehensive income to earnings in the three and six months ended June 30, 2003, respectively.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The reclassified amounts were included in the same financial statements line items as the hedged transaction in our consolidated statements of operations. In 2003, other changes in fair market value in the table above mainly relate to derivatives not designated as accounting hedges that are used to economically hedge foreign currency accounts receivable.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


COMMODITY PRICE SENSITIVITY

The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory the table presents carrying amount and fair value as of June 30, 2003. For fixed price purchase commitments the table presents notional amount and fair value as of June 30, 2003.


Commodity inventory:
--------------------

                          Carrying amount      Fair value
                          ----------------- ------------------
Brass                                1,989              2,080

Zinc                                   154                134

Copper                                 630                637


Fixed-price purchase commitments:
---------------------------------

                                  Notional amount by expected maturity
                        ----------------------------------------------------------         Fair value
                               2003               2004                Total
                        ------------------- ------------------  ------------------ ----------------------------
Brass                           17,766             14,352              32,118                   34,684

Zinc                             2,025                865               2,890                    2,847

Copper                           4,915              4,367               9,282                    9,259

GROHE HOLDING GMBH, HEMER



Consolidated EBITDA as defined in the Indenture
Three and six months ended June 30, 2003 and 2002

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:


The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with US GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income
(loss), cash flow or other measures of financial performance reported in accordance with US GAAP.


                                                  Three months ended June 30,      Six months ended June 30,
                                                ------------------------------- ---------------------------------
                                                     2003            2002             2003            2002
                                                --------------- --------------- ---------------- ----------------
Consolidated net income (loss) as defined
  in the indenture:
    Net income (loss) as reported in the            (21,018)           14,701        (13,166)          28,575
      consolidated statements of operations
    Income from equity method investees not                0                0              0                0
      received as a cash distribution
                                                --------------- --------------- ---------------- ----------------
Consolidated net income (loss) as defined           (21,018)           14,701        (13,166)          28,575
  in the indenture

Additions to / deductions from consolidated
  net income (loss):
    Income tax expense                               11,533            10,558         16,467           20,600
    Consolidated interest expense
       Interest expense as reported in the
         consolidated statements operations          16,300            17,560         38,966           35,598
       Net payments pursuant to interest
         rate swaps                                     271               685            634            1,025
                                                --------------- --------------- ---------------- ----------------
    Total consolidated interest expense              16,571            18,245         39,600           36,623
    Depreciation expense                              8,508            12,940         17,316           25,831
    Amortization of software                          1,114             1,077          2,104            2,034
    Amortization of tradename                         4,841             4,835          9,679            9,671
    Noncash charges                                     311               530            588              530
--------------------------------------------------------------- --------------- ---------------- ----------------
EBITDA                                                21,860           62,886         72,588          123,864
--------------------------------------------------------------- --------------- ---------------- ----------------

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GERMAN GAAP FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:



The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with German GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below.

                                                  Three months ended June 30,      Six months ended June 30,
                                                ------------------------------- ---------------------------------
                                                     2003            2002             2003            2002
                                                --------------- --------------- ---------------- ----------------
Consolidated net income (loss) as defined
  in the indenture:
    Net income (loss) as reported in the            (15,935)          (4,195)        (21,073)           (762)
      consolidated statements of operations
    Profit attributable to minority interests          (253)            (207)           (460)           (394)
    Income from equity method investees not               0                0               0               0
      received as a cash distribution
                                                --------------- --------------- ---------------- ----------------
Consolidated net income (loss) as defined           (16,188)          (4,402)        (21,533)         (1,156)
  in the indenture

Additions to / deductions from consolidated
  net income:
    Income tax expense                                8,597            6,438          15,530          14,010
    Consolidated interest expense
       Interest expense as reported in the
         consolidated statements operations          16,173           16,149          30,877          32,580
    Depreciation expense                              8,465           12,578          17,087          25,110
    Amortization of software                            927              847           1,737           1,610
    Amortization of goodwill and tradename           16,782           16,743          33,559          33,494
    Noncash charges                                      17                0           8,654               0
--------------------------------------------------------------- --------------- ---------------- ----------------
EBITDA                                               34,773           48,353          85,911         105,648
--------------------------------------------------------------- --------------- ---------------- ----------------